PARAMOUNT RESOURCES LTD.
GENERAL BY-LAW
BY-LAW NO.1
A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF
Paramount Resources Ltd.
(hereinafter called the “Corporation”)
PART 1 — INTERPRETATION
1.01 In this By-law No. 1 and all other by-laws of the Corporation, unless the context otherwise specifies or requires:
(a)	“Act” means the Business Corporations Act of Alberta, as from time to time amended and every statute that may be substituted therefor and, in the case of each substitution, any references in the By-laws of the Corporation to the provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b)	“Articles” means the Articles of Continuance of the Corporation, as from time to time amended, supplemented or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-laws” means this By-law No. 1 and all other by-laws of the Corporation as from time to time amended;

(e)	“Meeting of Shareholders” includes an annual or other general meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders;

(f)	“Regulations” means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the By-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

(g)	“Resident Albertan” means an individual who is ordinarily resident in Alberta or, if not ordinarily resident in Alberta, is a member of a class of persons prescribed by Regulations and, in any case:
(i)	is a Canadian citizen, or

(ii)	has been lawfully admitted to Canada for permanent residence;
(h)	“Signing Officer” means, in relation to any document and instrument in writing, any person authorized to sign the same on behalf of the Corporation by virtue of Section 2.01 or by a resolution passed pursuant thereto.
1.02 Save as aforesaid, all terms which are contained in the By-laws and which are defined in the Act or Regulations shall have the meanings given to such terms in the Act or Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word “person” shall include an individual, partnership, association, body corporate, corporation, company, syndicate, trustee, executor, administrator, legal representative and any number or aggregate of persons.

1.03 Headings and Sections - The headings used throughout this By-law are inserted for convenience of reference only and are not to be used as an aid in the interpretation of this By-law. “Section” followed by a number means or refers to the specified section of this By-law.
1.04 Invalidity of any Provision of this By-law - The invalidity or unenforceability of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.
1.05 Conflict - In the case of any conflict between this By-law and a unanimous shareholder agreement, whether such unanimous shareholder agreement exists at the coming into force of this By-law or not, such unanimous shareholder agreement shall prevail.
PART II — GENERAL PROVISIONS RELATING TO THE OPERATION
OF THE CORPORATION’S BUSINESS
2.01 Signing of Documents and Instruments - The Board is authorized from time to time to appoint any officer or officers or any other individual or individuals on behalf of the Corporation either to sign and deliver documents and instruments in writing generally or to sign and deliver specific documents and instruments in writing. In the absence of any such appointment by the Board, the president, together with the secretary, shall have authority to sign and deliver in the name of the Corporation, whether under corporate seal or not, all documents and instruments in writing and any documents and instruments in writing so signed and delivered shall be binding upon the Corporation without any other formality.
2.02 Banking Arrangements - The banking business of the Corporation or any part thereof, shall be transacted with such bank or trust company or other financial institution that the Board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more individuals as the Board may designate, direct or authorize from time to time by resolution and to the extent therein provided.
2.03 Borrowing - Without limiting the powers of the Corporation as set forth in the Act, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:
(a)	borrow money upon the credit of the Corporation;

(b)	issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness of the Corporation, whether secured or unsecured;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantees or any other present or future indebtedness, liability or obligation of the Corporation.
     Nothing in this Section 2.03 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes, made, drawn, accepted or endorsed by or on behalf of the Corporation. The Board may from time to time delegate to a committee of the Board, a director or an officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred herein on the Board or by the Act to such extent and in such manner as the Board may determine at the time of such delegation.
2.04 Voting Rights in Other Bodies Corporate - All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation, other than shares it beneficially owns in its holding body corporate, may be voted at any and all meetings of shareholders, bondholders, debentureholders or holders of other securities, as the case may be, of such body corporate and in such manner and by such person or persons as the Board shall from time to time determine. In the absence of any such determination by the Board, the Signing Officers may execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine and without the necessity of a resolution or other action by the Board.

2.05 Divisions - The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the Board may consider appropriate in each case. From time to time the Board may authorize upon such basis as may be considered appropriate in each case:
(a)	the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation, and

(b)	the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.
PART III — MEETINGS OF DIRECTORS
3.01 First Meeting of New Board - Each newly elected Board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such Board was elected provided a quorum of directors is present.
3.02 Calling and Notice of Meetings - Meetings of the Board shall be held at such time and on such day as the chairman of the Board, the president or any director may determine and the secretary shall call meetings when directed or authorized by the chairman of the Board, the president or any director. Notice of every meeting so called shall be given to each director not less than 24 hours before the time when the meeting is to be held, save that no notice of a meeting shall be necessary if all directors are present or if those absent waive notice of such meeting. Notice of a meeting of the Board may be given verbally or in writing or by means of telephone or telegraph or any other means of communication. A notice of a meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.
3.03 Place of Meeting - Meetings of the Board shall be held at the registered office of the Corporation or, with the consent of the majority of the Board at any other place within or outside of Alberta. Attendance by a director at any meeting of the Board shall constitute his consent to the place of holding such meeting.
3.04 Quorum - Except where the Articles provide that there shall only be one director of the Corporation, a quorum for the transaction of business at any meeting of the Board shall consist of a majority of directors or such greater number of directors as the Board from time to time may determine; provided, however, that the Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless the number of resident Albertans required by the Act is present at such meeting.
3.05 Chairman - The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.
3.06 Votes to Govern - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question; and in the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote in addition to his original vote.
3.07 Participation in Meetings by Telephone - A director may participate in a meeting of the Board or of a committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by these means shall be deemed to be present at that meeting and shall be included in the quorum. A meeting shall be deemed to take place when a quorum of directors participate in a telephone conference, notice of which was given to all directors in accordance with Section 3.02, notwithstanding that no two of the directors participating in such telephone conference are present in the same room.
3.08 Resolution in Lieu of Meeting - A resolution in writing, signed in one or more counterparts by all of the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors and shall be effective as of the date stated in such resolution to be the effective date thereof.
3.09 Remuneration and Expenses - The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.
PART IV — OFFICERS
4.01 Appointment - The Board from time to time shall appoint a president and a secretary, and may appoint one or more vice-presidents (to which title may be added words indicating seniority or function), a treasurer, a controller and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board from time to time may also appoint a chairman of the Board, who must be a director, but otherwise the officers of the Corporation need not be directors of the Corporation. Two or more offices may be held by the same person.
4.02 Powers and Duties of Officers - The powers and duties of the officers of the Corporation shall be such as the terms of their engagement call for as prescribed by the Board. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board otherwise directs.
4.03 Variation of Powers and Duties - The Board may from time to time vary, add to or limit the powers and duties of any officer.
4.04 Vacancies - If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the Board by resolution shall, in the case of the president or the secretary, and may, in the case of any other office, appoint a person to fill such vacancy.
4.05 Remuneration and Removal - The remuneration of all officers shall be determined from time to time by the Board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers, in the absence of any agreement to the contrary, shall be subject to removal by resolution of the Board at any time, with or without cause.
4.06 Agents and Attorneys - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.
PART V — PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
5.01 Conflict of Interest - A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act and shall be counted to determine the presence of a quorum at any meeting of the Board at which such a contract may be authorized or approved.
5.02 Indemnity - Except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:
(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

PART VI — MEETINGS OF SHAREHOLDERS
6.01 Calling and Notice of Meetings - Except where otherwise provided in the Act, the Board alone shall have the power to call a Meeting of Shareholders at any time and at such place in Alberta as it determines. The manner of providing notice of a Meeting of Shareholders and the fixing of record dates for the determination of shareholders entitled to such notice shall be governed by the Act.
6.02 Quorum - A quorum for the transaction of business at any Meeting of Shareholders shall be two individuals present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative of a shareholder so entitled to vote thereat, who together own or represent issued shares of the Corporation having not less than five per cent (5%) of the votes entitled to be cast at such meeting; provided, however, that if the Corporation has only one shareholder or only one holder of any class or series of shares entitled to vote, such shareholder present in person or by proxy constitutes a meeting of the Corporation or of that class of shareholder, as the case may be.
6.03 Persons Entitled To Be Present - The only persons entitled to be present at a Meeting of Shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under the provisions of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.
6.04 Chairman, Secretary and Scrutineers - The chairman of the Board, if such officer has been appointed and is present, otherwise the president, or in his absence, a vice-president (in order of seniority) shall be the chairman of any Meeting of Shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be the chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as the secretary of the meeting. The chairman may appoint one or more persons (who may, but need not be shareholders, directors, officers or employees of the Corporation), to act as scrutineers at any Meeting of Shareholders.
6.05 Procedure - Subject to the By-laws, the chairman of any Meeting of Shareholders shall conduct the proceedings thereat in all respects and his decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments or proxy, shall be conclusive and binding upon the shareholders.
6.06 Votes to Govern - At any Meeting of Shareholders every question shall, unless otherwise required by the Articles or By-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote in addition to his original votes.
6.07 Show of Hands - Subject to the Act, any question at a Meeting of Shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one (1) vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.
6.08 Ballots - On any question proposed for consideration at a Meeting of Shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such a manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect to the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the Articles or, in the absence of such provision in the Articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question.

6.09 Resolutions in Lieu of Meeting - A resolution in writing signed in one or more counterparts by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders and shall be effective as of the date stated in such resolution to be the effective date thereof.
PART VII — SHARE CERTIFICATES
7.01 Form of Certificates - Share certificates and the form of transfer on the reverse side thereof and acknowledgements of a shareholder’s right to a share certificate, shall, subject to the Act, be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with Section 2.01 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.
7.02 Replacement of Share Certificates - The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss as the Board may from time to time prescribe, whether generally or in any particular case.
7.03 Joint Holders - If two or more persons are registered as joint holders of any share the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.
7.04 Decreased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.
PART VIII — TRANSFER OF SECURITIES
8.01 Registration of Transfer - Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the Board and upon compliance with such restrictions on transfer as are authorized by the Articles and upon satisfaction of any lien referred to in Section 8.03.
8.02 Transfer Agents and Registrars - The Board may from time to time by resolution appoint or remove one or more transfer agents registered under the Trust Companies Act to maintain a central securities register or registers and one or more branch transfer agents to maintain branch securities register or registers. A transfer agent or branch transfer agent so appointed may be designated as such or may be designated as a registrar, according to his functions of both registrar and transfer or branch transfer agent. The Board may provide for the registration of transfers of securities by and in the offices of such transfer agent, or branch transfer agents or registrars.
8.03 Lien for Indebtedness - If the Articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation for any amount, including any unpaid amount owing on a share issued by the Corporation on the date the Corporation was continued under the Act, such lien may be enforced, subject to the Articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.
PART IX — DIVIDENDS AND RIGHTS
9.01 Dividend Cheques - A dividend payable in cash shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared, and mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation’s securities register or registers unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to one of them at his recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
9.02 Non-Receipt of Cheques - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.
9.03 Unclaimed Dividends - Any dividend unclaimed after a period of six (6) years from the date of which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
PART X — INFORMATION AVAILABLE TO SHAREHOLDERS
10.01 Except as provided by the Act, no shareholder shall be entitled to obtain information respecting any details or conduct of the Corporation’s business which would not, in the opinion of the Board, be in the interests of the Corporation to communicate to the public.
10.02 The Board may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books, registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document, book, register or accounting record of the Corporation except as conferred by statute or authorized by the Board or by a resolution of the shareholders.
PART XI — MISCELLANEOUS
11.01 Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
11.02 Directors to Require Surrender of Share Certificates - If the Corporation is continued under the Act, the Board then in office is hereby authorized to require the shareholders of the Corporation to surrender their share certificates, or such of their share certificates as the directors may determine, for the purpose of canceling the share certificates and replacing them with new share certificates that comply with the Act, and in particular, by replacing existing share certificates with share certificates that are not negotiable securities under the Act. The Board shall act by resolution under this Section 11.02 and shall in its discretion decide the manner in which it shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The Board may take such proceedings as it deems necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this Section 11.02. Notwithstanding any other provision of this By-law, but subject to the Act, the Board may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this Section 11.02.
11.03 Effective Date - This By-law shall come into force upon the issue of the Certificate of Continuance under the Act or the date on which this By-law is enacted, whichever is later.